UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-45869

Molson Coors Savings and Investment Plan

(Exact name of registrant as specified in its charter)

1225 17th Street, Suite 3200, Denver, Colorado, 80202

303.277.3500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests under the Molson Coors 401(k) Savings Plan for Hourly Employees at the Memphis, Tennessee Brewery and Molson Coors Brewing Company Class B Common Stock, par value $0.01 per share, purchasable pursuant to the Molson Coors 401(k) Savings Plan for Hourly Employees at the Memphis, Tennessee Brewery

(Title of each class of securities covered by this Form)

Plan Interests under the Molson Coors Savings and Investment Plan and Molson Coors Brewing Company Class B Common Stock, par value $0.01 per share, purchasable pursuant to the Molson Coors Savings and Investment Plan

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

                Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

                Approximate number of holders of record as of the certification or notice date: None.

Explanatory Note:

                Effective November 1, 2006, the Molson Coors 401(k) Savings Plan for Hourly Employees at the Memphis, Tennessee Brewery (the ‘‘Memphis Plan’’) merged with and into the Molson Coors Savings and Investment Plan (the ‘‘Savings and Investment Plan’’) with the Savings and Investment Plan as the surviving plan. As a result of the aforementioned merger, the Memphis Plan ceased to exist as a separate legal entity and ceased to have any holders of its securities. Pursuant to Rule 15d-6, the Savings and Investment Plan files this Form 15 as successor in interest to the Memphis Plan.

                Pursuant to the requirements of the Securities Exchange Act of 1934, the Molson Coors Savings and Investment Plan, as successor-in-interest by merger with the Molson Coors 401(k) Savings Plan for Hourly Employees, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Molson Coors Savings and Investment Plan,
Successor by Plan Merger with the Molson Coors
401(k) Savings Plan for Hourly Employees at the Memphis, Tennessee Brewery

Date: 01/03/2008	By:	/s/ Mike Gannon
Name: Mike Gannon
Title: Vice President & Global Treasurer